EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Reports Record Second Quarter Results Including Double-Digit Sales and Earnings Growth, Record Orders and Backlog; Raises Full-Year Outlook
Oak Brook, Illinois, July 27, 2023 — Federal Signal Corporation (NYSE:FSS) (the “Company”), a leader in environmental and safety solutions, today reported results for the second quarter ended June 30, 2023.
Second Quarter Highlights
•Record net sales of $442 million, up $76 million, or 21%, from last year; organic growth of $54 million, or 15%
•Operating income of $59.4 million, up $13.2 million, or 29%, from last year
•GAAP EPS of $0.66, up $0.11, or 20%, from last year
•Record adjusted EPS of $0.67, up $0.14, or 26%, from last year
•Record orders of $480 million, up $67 million, or 16%, from last year
•Record backlog of $1.01 billion, up $212 million, or 27%, from last year
•Operating cash flow of $36 million, up $21 million, or 133%, from last year
•Raises 2023 adjusted EPS* outlook to a new range of $2.30 to $2.46, from the prior range of $2.21 to $2.43
•Increases low end of 2023 net sales outlook range by $30 million; new range of $1.65 billion to $1.72 billion

Consolidated net sales for the second quarter were $442 million, the highest quarterly net sales in the Company’s history, and an increase of $76 million, or 21%, compared to the prior-year quarter. Net income for the second quarter was $40.3 million, or $0.66 per diluted share, compared to $33.5 million, or $0.55 per diluted share, in the prior-year quarter.
The Company also reported adjusted net income for the second quarter of $41.4 million, or $0.67 per diluted share, compared to $32.2 million, or $0.53 per diluted share, in the prior-year quarter. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Customer Demand Remains at Record Levels; Double-Digit Improvement in Net Sales and Earnings
“In a record-setting quarter for the Company, our businesses were able to deliver double-digit year-over-year net sales and earnings growth, gross margin expansion, and a 120-basis point improvement in adjusted EBITDA margin,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Within our Environmental Solutions Group, an improving supply chain supported higher production levels, and with increased sales volumes, contributions from recent acquisitions, robust aftermarket demand, and strong price realization, we were able to deliver a 22% year-over-year net sales increase and a 220-basis point improvement in adjusted EBITDA margin. Our Safety and Security Systems Group also delivered another impressive quarter, with double-digit top line growth and an adjusted EBITDA margin of approximately 22%. Our order intake represented the highest quarterly orders in our history, contributing to a record backlog of $1.01 billion at the end of the quarter.”
In the Environmental Solutions Group, net sales for the second quarter were $373 million, up $67 million, or 22%, compared to the prior-year quarter. In the Safety and Security Systems Group, net sales were $69 million, up $9 million, or 15%, compared to the prior-year quarter.
Consolidated operating income for the second quarter was $59.4 million, up $13.2 million, or 29%, compared to the prior-year quarter. Consolidated operating margin for the second quarter was 13.4%, up from 12.6% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the second quarter was $75.5 million, up $17.3 million, or 30%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 17.1%, up from 15.9% in the prior-year quarter.

In the Environmental Solutions Group, adjusted EBITDA for the second quarter was $70.7 million, up $19.1 million, or 37%, compared to the prior-year quarter, and its adjusted EBITDA margin was 19.0%, up from 16.8% last year. In the Safety and Security Systems Group, adjusted EBITDA for the second quarter was $15.2 million, up $3.8 million, or 33%, compared to the prior-year quarter, and its adjusted EBITDA margin was 21.9%, up from 18.9% last year.
Consolidated orders for the second quarter were $480 million, the highest quarterly orders in the Company’s history, and an increase of $67 million, or 16%, compared to the prior-year quarter. With the strong momentum in customer demand, consolidated backlog at June 30, 2023 was at an all-time high level of $1.01 billion, an increase of $212 million, or 27%, from last year.
Increased Operating Cash Flow Further Strengthens Financial Position, Providing Flexibility to Fund Growth Opportunities and Cash Returns to Stockholders
Operating cash flow during the second quarter was $36 million, up $21 million, or 133%, from the prior-year quarter. At June 30, 2023, consolidated debt was $409 million, total cash and cash equivalents were $49 million and the Company had $381 million of availability for borrowings under its previous credit facility. During the second quarter, the Company completed the acquisition of Trackless Vehicles Limited.
“Our operating cash flow generation in the first half of 2023 was up 92% year-over-year, despite increased rental fleet investment and higher tax payments,” said Sherman. “This improvement has helped further strengthen our financial position, providing us significant flexibility to invest in organic growth initiatives, pursue additional strategic acquisitions, like Trackless, and fund cash returns to stockholders.”
The Company funded dividends of $6.1 million during the second quarter, reflecting an increased dividend of $0.10 per share, and recently announced a similar dividend that will be payable in the third quarter of 2023.
Outlook
“Demand for our products and our aftermarket offerings remains at unprecedented levels, with both our orders and backlog this quarter again setting new Company records,” noted Sherman. “With our second quarter performance, our record backlog and improving supply chain conditions, we are raising our full-year adjusted EPS* outlook to a new range of $2.30 to $2.46, from the prior range of $2.21 to $2.43. We are also increasing the low end of our full-year net sales outlook range by $30 million, establishing a new range of $1.65 billion to $1.72 billion.”
CONFERENCE CALL
Federal Signal will host its second quarter conference call on Thursday, July 27, 2023 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-844-826-3035 and entering the pin number 10181049. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: direct and indirect impacts of the coronavirus pandemic and the associated government response, risks and adverse economic effects associated with emerging geopolitical conflicts, product and price competition, supply chain disruptions, work stoppages, availability and pricing of raw materials, cybersecurity risks, risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.

Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted earnings per share (“EPS”) is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. In the three and six months ended June 30, 2023, we made adjustments to exclude the impact of acquisition and integration-related expenses (benefits) and environmental remediation costs of a discontinued operation. In prior years, we have also made adjustments to exclude the impact of debt settlement charges and certain other unusual or non-recurring items. Should any similar items occur in the remainder of 2023, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B).

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions, except per share data)	2023	2022	2023	2022
Net sales	$442.4	$366.7	$827.9	$696.9
Cost of sales	325.1	276.9	614.8	531.4
Gross profit	117.3	89.8	213.1	165.5
Selling, engineering, general and administrative expenses	53.4	42.1	105.4	85.7
Amortization expense	3.9	3.2	7.5	6.5
Acquisition and integration-related expenses (benefits)	0.6	(1.7)	1.3	(1.4)
Operating income	59.4	46.2	98.9	74.7
Interest expense	5.6	1.9	10.3	3.2
Other expense (income), net	1.1	(0.3)	1.2	(0.7)
Income before income taxes	52.7	44.6	87.4	72.2
Income tax expense	12.4	11.1	19.7	18.2
Net income	$40.3	$33.5	$67.7	$54.0
Earnings per share:
Basic	$0.66	$0.55	$1.12	$0.89
Diluted	$0.66	$0.55	$1.10	$0.88
Weighted average common shares outstanding:
Basic	60.7	60.4	60.7	60.6
Diluted	61.4	60.9	61.4	61.1
Cash dividends declared per common share	$0.10	$0.09	$0.19	$0.18

Operating data:
Operating margin	13.4%	12.6%	11.9%	10.7%
Adjusted EBITDA	$75.5	$58.2	$130.0	$100.4
Adjusted EBITDA margin	17.1%	15.9%	15.7%	14.4%
Total orders	$480.2	$413.3	$954.9	$865.9
Backlog	1,006.5	795.0	1,006.5	795.0
Depreciation and amortization	15.5	13.7	29.8	27.1

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2023	December 31, 2022
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$48.8	$47.5
Accounts receivable, net of allowances for doubtful accounts of $2.8 and $2.5, respectively	193.4	173.8
Inventories	339.4	292.7
Prepaid expenses and other current assets	24.4	17.4
Total current assets	606.0	531.4
Properties and equipment, net of accumulated depreciation of $167.2 and $156.4, respectively	189.1	179.3
Rental equipment, net of accumulated depreciation of $49.0 and $45.4, respectively	129.8	109.1
Operating lease right-of-use assets	25.1	24.7
Goodwill	475.4	453.4
Intangible assets, net of accumulated amortization of $63.0 and $55.4, respectively	216.7	208.2
Deferred tax assets	8.4	8.8
Other long-term assets	10.2	9.4
Total assets	$1,660.7	$1,524.3
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$3.1	$1.5
Accounts payable	86.7	72.4
Customer deposits	26.6	25.4
Accrued liabilities:
Compensation and withholding taxes	30.2	31.1
Current operating lease liabilities	7.8	6.9
Other current liabilities	44.0	43.2
Total current liabilities	198.4	180.5
Long-term borrowings and finance lease obligations	406.1	361.5
Long-term operating lease liabilities	18.3	18.5
Long-term pension and other postretirement benefit liabilities	40.3	38.9
Deferred tax liabilities	52.6	51.0
Other long-term liabilities	21.1	13.0
Total liabilities	736.8	663.4
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 69.9 and 69.5 shares issued, respectively	69.9	69.5
Capital in excess of par value	280.9	271.8
Retained earnings	838.3	782.2
Treasury stock, at cost, 8.9 and 8.8 shares, respectively	(185.5)	(178.6)
Accumulated other comprehensive loss	(79.7)	(84.0)
Total stockholders’ equity	923.9	860.9
Total liabilities and stockholders’ equity	$1,660.7	$1,524.3

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six Months Ended June 30,
(in millions)	2023	2022
Operating activities:
Net income	$67.7	$54.0
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	29.8	27.1
Stock-based compensation expense	5.8	5.4
Changes in fair value of contingent consideration	(0.2)	—
Amortization of interest rate swap settlement gain	(1.2)	—
Deferred income taxes	2.2	3.2
Changes in operating assets and liabilities	(61.1)	(67.3)
Net cash provided by operating activities	43.0	22.4
Investing activities:
Purchases of properties and equipment	(15.7)	(41.5)
Payments for acquisition-related activity, net of cash acquired	(56.0)	(5.9)
Other, net	0.3	1.4
Net cash used for investing activities	(71.4)	(46.0)
Financing activities:
Increase in revolving lines of credit, net	44.7	44.1
Purchases of treasury stock	—	(16.1)
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(5.4)	(2.5)
Payments for acquisition-related activity	(0.5)	—
Cash dividends paid to stockholders	(11.6)	(10.9)
Proceeds from stock-based compensation activity	2.0	0.1
Other, net	—	0.2
Net cash provided by financing activities	29.2	14.9
Effects of foreign exchange rate changes on cash and cash equivalents	0.5	(0.6)
Increase (decrease) in cash and cash equivalents	1.3	(9.3)
Cash and cash equivalents at beginning of year	47.5	40.5
Cash and cash equivalents at end of period	$48.8	$31.2

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and six months ended June 30, 2023 and 2022:
Environmental Solutions Group

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2023	2022	Change	2023	2022	Change
Net sales	$373.0	$306.3	$66.7	$691.8	$580.5	$111.3
Operating income	56.2	39.1	17.1	93.8	65.9	27.9
Adjusted EBITDA	70.7	51.6	19.1	121.9	90.9	31.0
Operating data:
Operating margin	15.1%	12.8%	2.3%	13.6%	11.4%	2.2%
Adjusted EBITDA margin	19.0%	16.8%	2.2%	17.6%	15.7%	1.9%
Total orders	$408.6	$351.7	$56.9	$804.4	$739.3	$65.1
Backlog	939.7	733.5	206.2	939.7	733.5	206.2
Depreciation and amortization	14.3	12.6	1.7	27.5	25.0	2.5
Safety and Security Systems Group

	Three Months Ended June 30,			Six Months Ended June 30,
($ in millions)	2023	2022	Change	2023	2022	Change
Net sales	$69.4	$60.4	$9.0	$136.1	$116.4	$19.7
Operating income	14.1	10.3	3.8	26.2	18.2	8.0
Adjusted EBITDA	15.2	11.4	3.8	28.4	20.3	8.1
Operating data:
Operating margin	20.3%	17.1%	3.2%	19.3%	15.6%	3.7%
Adjusted EBITDA margin	21.9%	18.9%	3.0%	20.9%	17.4%	3.5%
Total orders	$71.6	$61.6	$10.0	$150.5	$126.6	$23.9
Backlog	66.8	61.5	5.3	66.8	61.5	5.3
Depreciation and amortization	1.1	1.1	—	2.2	2.1	0.1
Corporate Expenses
Corporate operating expenses were $10.9 million and $3.2 million for the three months ended June 30, 2023 and 2022, respectively. For the six months ended June 30, 2023 and 2022, corporate operating expenses were $21.1 million and $9.4 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2023 and 2022 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three and six months ended June 30, 2023 and 2022 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses (benefits) and environmental remediation costs of a discontinued operation, where applicable.

	Three Months Ended June 30,		Six Months Ended June 30,
(in millions)	2023	2022	2023	2022
Net income, as reported	$40.3	$33.5	$67.7	$54.0
Add:
Income tax expense	12.4	11.1	19.7	18.2
Income before income taxes	52.7	44.6	87.4	72.2
Add:
Acquisition and integration-related expenses (benefits)	0.6	(1.7)	1.3	(1.4)
Environmental remediation costs of a discontinued operation (a)	0.8	—	0.8	—
Adjusted income before income taxes	54.1	42.9	89.5	70.8
Adjusted income tax expense (b)	(12.7)	(10.7)	(20.2)	(17.9)
Adjusted net income	$41.4	$32.2	$69.3	$52.9

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars per diluted share)	2023	2022	2023	2022
EPS, as reported	$0.66	$0.55	$1.10	$0.88
Add:
Income tax expense	0.20	0.18	0.33	0.30
Income before income taxes	0.86	0.73	1.43	1.18
Add:
Acquisition and integration-related expenses (benefits)	0.01	(0.03)	0.02	(0.02)
Environmental remediation costs of a discontinued operation (a)	0.01	—	0.01	—
Adjusted income before income taxes	0.88	0.70	1.46	1.16
Adjusted income tax expense (b)	(0.21)	(0.17)	(0.33)	(0.29)
Adjusted EPS	$0.67	$0.53	$1.13	$0.87
(a)    Environmental remediation costs of a discontinued operation in the three and six months ended June 30, 2023 relate to estimated environmental clean up costs at a facility associated with a business that was discontinued in 2009. Such charges are included as a component of Other expense (income), net on the Condensed Consolidated Statements of Operations.
(b)    Adjusted income tax expense for the three and six months ended June 30, 2023 and 2022 was recomputed after excluding the impact of acquisition and integration-related expenses (benefits) and environmental remediation costs of a discontinued operation, where applicable.
Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses (benefits), other income/expense, income tax expense, and depreciation and amortization expense, as applicable. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, acquisition and integration-related expenses (benefits), other income/expense, income tax expense, and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s).
Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2023	2022	2023	2022
Net income	$40.3	$33.5	$67.7	$54.0
Add:
Interest expense	5.6	1.9	10.3	3.2
Acquisition and integration-related expenses (benefits)	0.6	(1.7)	1.3	(1.4)
Other expense (income), net	1.1	(0.3)	1.2	(0.7)
Income tax expense	12.4	11.1	19.7	18.2
Depreciation and amortization	15.5	13.7	29.8	27.1
Consolidated adjusted EBITDA	$75.5	$58.2	$130.0	$100.4

Net sales	$442.4	$366.7	$827.9	$696.9

Consolidated adjusted EBITDA margin	17.1%	15.9%	15.7%	14.4%

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2023	2022	2023	2022
Operating income	$56.2	$39.1	$93.8	$65.9
Add:
Acquisition and integration-related expenses	0.2	(0.1)	0.6	—
Depreciation and amortization	14.3	12.6	27.5	25.0
Adjusted EBITDA	$70.7	$51.6	$121.9	$90.9

Net sales	$373.0	$306.3	$691.8	$580.5

Adjusted EBITDA margin	19.0%	16.8%	17.6%	15.7%
Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and six months ended June 30, 2023 and 2022:

	Three Months Ended June 30,		Six Months Ended June 30,
($ in millions)	2023	2022	2023	2022
Operating income	$14.1	$10.3	$26.2	$18.2
Add:
Depreciation and amortization	1.1	1.1	2.2	2.1
Adjusted EBITDA	$15.2	$11.4	$28.4	$20.3

Net sales	$69.4	$60.4	$136.1	$116.4

Adjusted EBITDA margin	21.9%	18.9%	20.9%	17.4%